Exhibit 99.4

mesoblast

asx announcement

MESOBLAST EXPANDS OPERATIONAL MANAGEMENT TO DRIVE BLOCKBUSTER POTENTIAL OF REXLEMESTROCEL-L IN BACK PAIN AND CARDIOVASCULAR DISEASE

New York, USA: November 9 and Melbourne, Australia: November 10, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced it is expanding its operational management to augment commercial preparedness for the second-generation product rexlemestrocel-L in the blockbuster indications of inflammatory chronic low back pain (CLBP) and cardiovascular diseases. These indications have completed Phase 3 programs and are in line for important readouts and U.S Food and Drug Administration (FDA) filings.

Chief Executive Dr. Silviu Itescu said: "With growing revenues from our first FDA-approved product Ryoncil® (remestemcel-L-rknd), we are now expanding operational management to ensure the success of our second-generation rexlemestrocel-L products with market disrupting potential. This platform becomes the engine for scientific innovation, revenue growth and shareholder value."

A successful outcome of the CLBP Phase 3 trial readout during the second half of calendar 2027 will underpin one of the most valuable commercial opportunities in our portfolio. As such a primary corporate objective is to prepare for commercial manufacturing scale-up and potential commercial launch activities for the CLBP product. While the Company undertakes a search for a full-time Chief Operating Officer (COO) to support these activities, Dr. Gregory George will act in an interim COO capacity. Dr George founded and managed the largest privately owned ambulatory surgical center company in the United States, SurgCenter Development.

Dr. George said: "I am looking forward to my role as interim COO. My immediate focus will be on driving operational efficiencies, accelerating the commercialization of our innovative cell therapies, and building a scalable, profitable business that delivers long-term value to patients and shareholders."

Mesoblast recently met with FDA and obtained alignment on filing a Biologics License Application for rexlemestrocel-L to reduce life-threatening major gastrointestinal bleeding in end-stage heart failure patients being kept alive by a left ventricular assist device (LVAD). Mesoblast's strategy for entering the cardiovascular market is to obtain approval for rexlemestrocel-L in these patients and then expand the label to moderate/severe heart failure, including the new opportunity in patients with life-threatening pulmonary hypertension. The common thread between these patient populations is severe inflammation and endothelial dysfunction which affects the arteries in the heart, the lungs and the gastrointestinal tract.

Dr. Eric Rose will focus his efforts as Chief Medical Officer on advancing the transformational opportunities for rexlemestrocel-L in our cardiopulmonary franchise and will step away from the Board. As a world-renowned heart surgeon and scientist, Dr. Rose performed the world's first successful pediatric heart transplant. As Chairman of Columbia University's Department of Surgery his scientific leadership resulted in the first FDA approval of an implantable LVAD for long term circulatory support, spawning an entire new industry.

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and X: @Mesoblast References / Footnotes 1. Please see the full Prescribing Information at www.ryoncil.com Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive.

For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Rubenstein BlueDot Media Caroline Nelson Steve Dabkowski T: +1 703 489 3037 T: +61 419 880 486 E: cnelson@rubenstein.com E: steve@bluedot.net.au

Annexure - Summary of material terms of employment agreement with Interim Chief Operating Officer provided in accordance with ASX Listing Rule 3.16.4 The full-time employment agreement with the new Interim Chief Operating Officer Dr. Gregory George who is a Mesoblast Director, is for a term ending on the earlier of six months from commencement and the commencement of a permanent Chief Operating Officer (unless extended by agreement), and Mesoblast or Dr. George may terminate the employment agreement at any time. The Chief Operating Officer role reports to the Chief Executive. Total fixed remuneration is US$500,000 per annum. Dr. George will be eligible to participate in Mesoblast's employee share option plan as a component of his remuneration. To the extent required under the ASX Listing Rules, any options to be granted to him as part of his remuneration will require prior shareholder approval. More information on Mesoblast's employee share option plan for its executives can be found in the Remuneration Report set out on pages 105 to 135 of the Company's 2026 Annual Report.